SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 4, 2005, relating to the Registrant’s expansion of its one-stop turnkey services to include wafer bumping services.

Exhibit 99.2:	Press release, dated March 15, 2005, relating to the Registrant’s participation at SEMICON China 2005 in Shanghai, China.

Exhibit 99.3:	Press release, dated March 17, 2005, relating to the signing of a cooperation agreement between the Registrant and C*Core Technology Co., Ltd.

Exhibit 99.4:	Press release, dated March 21, 2005, relating to the Registrant’s achievement of TL9000 Quality Management System certification from the British Standard Institute.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: March 23, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 4, 2005, relating to the Registrant’s expansion of its one-stop turnkey services to include wafer bumping services.

Exhibit 99.2:	Press release, dated March 15, 2005, relating to the Registrant’s participation at SEMICON China 2005 in Shanghai, China.

Exhibit 99.3:	Press release, dated March 17, 2005, relating to the signing of a cooperation agreement between the Registrant and C*Core Technology Co., Ltd.

Exhibit 99.4:	Press release, dated March 21, 2005, relating to the Registrant’s achievement of TL9000 Quality Management System certification from the British Standard Institute.

Exhibit 99.1

SMIC Expands Its One-Stop Offerings Through Wafer Bumping Services

(Shanghai, China. March 4, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) today announced that its wafer bumping line has successfully passed stringent quality and reliability verification and will soon enter volume production. This wafer bumping line completes SMIC’s wafer manufacturing turnkey service offerings.

SMIC’s wafer bumping line, which is located in the Class 1000 cleanroom of Fab 3, commenced equipment move-in in June 2004. Installation and testing were completed one month later and in October 2004, the first lot of wafers successfully passed reliability verification. Currently, SMIC’s wafer bumping line has a capacity of 5,000 wafers per month and offers advanced wafer bumping services such as gold bump, solder bump, and single or multi-layer redistribution. The gold bump and solder bump lines have produced yields of over 98%. SMIC is also developing advanced wafer level chip scale packages as part of its comprehensive IC manufacturing solution.

“SMIC is developing one-stop turnkey services to meet its customers’ needs. Currently, our bumping line offers gold bump, solder bump, and single or multi-layer redistribution services. These technologies can be applied to LCD drivers, SoCs, and other high-capability, high-speed, and high-density circuits,” said Dr. Wayne Zheng, Director of Bumping Services. “By providing bumping services, SMIC can help customers elevate their yields and competitiveness.”

SMIC is also working with its packaging partners to develop one-stop flip chip packaging turnkey services, which will include flip chip design, bumping manufacturing, and package and testing services.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For more information, please visit http://www.smics.com.

Exhibit 99.2

SMIC Featured in SEMICON China 2005

(Shanghai, China. March 15, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) made its exhibition debut today at SEMICON China 2005, one of the largest trade shows targeting China’s semiconductor industry. In addition, for the second consecutive year, a SMIC executive presented at the focal seminar “Semiconductor Market Forum” along with executives from several top semiconductor companies.

With more than 20,000 visitors expected to attend the three-day conference, SEMICON China 2005 features presentations and exhibitions from 880 contributing companies comprising of semiconductor equipment vendors, designers, and manufacturers. At the “Semiconductor Market Forum” session held earlier today, Marco Mora, Chief Operating Officer of SMIC, spoke on the global semiconductor outlook and the China market strategies.

A highlight of this year’s conference is the new addition of the IC Manufacturing and Design Automation Pavilion exhibition area. Co-sponsored by the Fabless Semiconductor Association (FSA), Shanghai IC Association (SICA), and SEMI, the pavilion hosts about 100 local fabless design houses, IP/library/EDA vendors, foundries, and testing/packaging houses. SMIC’s booth in the pavilion showcases some of the latest and most advanced IC product offerings, including 90nm masks, copper wafers, DRAM and logic wafers ranging from 0.13-micron to 0.35-micron, and 12-inch wafers manufactured in SMIC’s Fab 4 in Beijing.

“SMIC is pleased to participate in such a large-scale event for the semiconductor community in China,” said Marco Mora, Chief Operating Officer of SMIC. “The addition of FSA’s sponsorship at this year’s conference is a tribute to the growing business opportunities in China for fabless companies. Recognizing the growth potential of the China IC market, SEMICON China provides an invaluable opportunity for one-stop foundry services providers like SMIC to network with vendors and customers along the IC supply chain.”

Visitors can find SMIC at booth 5109 in Hall W5 of the Shanghai New International Expo Center (SNIEC) for the duration of SEMICON China 2005 from March 15-17.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin, and one 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com/

Exhibit 99.3

SMIC and C*Core Sign Cooperation Agreement

(Shanghai, China, 2005-3-17) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) and C*Core Technology Co., Ltd in Suzhou recently signed a cooperation agreement which allows SMIC to provide C*Core’s 32-bit RISC CPU hard core and design platform, including C310S18 and C210S18, to customers worldwide.

“C*Core’s high-performing and low power consuming 32-bit RISC products, developed upon Motorla’s M*CORE processors, utilize leading embedded CPU technology and SoC designs,” said Paul Ouyang, Vice President of Design Services at SMIC. “The collaboration between SMIC and C*Core can accelerate the increase of chip value. We look forward to further cooperation with more IP providers in establishing long-term, win-win partnerships that contribute to the IC industry growth.”

Hua Kelu, General Manager of C*Core, said, “Our collaboration with SMIC, one of the most advanced foundries in the world, enables us to strengthen customer support for chip design and manufacturing. C*Core is committed to expanding China’s development in embedded CPU and elevating domestic SoC design capabilities. Partnering with SMIC establishes a foundry-centered alliance that can drive growth for the IC supply chain and accelerates market penetration and technology development for 32-bit embedded CPUs in China. We anticipate further collaboration with SMIC and other industry players to build up China’s IC market.”

As an advanced foundry, SMIC continues to expand its comprehensive IP portfolio through partnering with renowned IP providers and internal IP developments in order to offer fabless companies and IDMs with certified and reliable chip design and manufacturing solutions.

About C*Core Technology

C*Core Technology Co., Ltd was established in June 2001. As a leading IP licensing and design service company in China, its 32-bit RISC CPU’s C210 and C310 processors, built upon Motorola’s M*Core processors, have been successfully silicon proven at SMIC. For more information, please visit http://www.china-core.com.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For more information, please visit http://www.smics.com.

Exhibit 99.4

SMIC Achieves TL9000 Quality Management Certification

(Shanghai, China. March 21, 2005) Semiconductor Manufacturing International Corporation (SMIC) announced that it has received its TL9000 Quality Management System certification from the British Standard Institute (BSI), and demonstrated a zero-defect performance in so doing.

The TL9000 Quality Management System (QMS) was developed by the Quality Excellence for Suppliers of Telecommunications (QuEST) Forum. Employed as a measurement system for the global telecommunications industry, the system evaluates suppliers based on their performance in research, development, production, installation, and maintenance of communication products and services.

Charles Huang, VP of Quality and Reliability at SMIC said: “ By attaining our TL9000 certification, SMIC has once again demonstrated our commitment to providing only the highest quality products and services. We will continue improving upon our performance as we endeavor to become the best foundry partner to our customers.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000 and ISO14001 certifications. For additional information, please visit http://www.smics.com/.